UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Logility, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Ave. Suite 2000

Memphis, TN 38103

(901) 577-2148

March 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 5410Y 10 3

1.	Names of Reporting Persons American Software, Inc.
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,300,000
8. Shared Voting Power
9. Sole Dispositive Power 11,300,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,300,000
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row 11 87.9%
14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 5410Y 10 3

1.	Names of Reporting Persons James C. Edenfield
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 11,300,000
9. Sole Dispositive Power
10. Shared Dispositive Power 11,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,300,000
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row 11 87.9%
14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 5410Y 10 3

1.	Names of Reporting Persons Thomas L. Newberry
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 11,300,000
9. Sole Dispositive Power
10. Shared Dispositive Power 11,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,300,000
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row 11 87.9%
14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment to Schedule 13D (this “Schedule 13D/A”) relates to shares of Common Stock, no par value (the “Common Stock”), of Logility, Inc., a Georgia corporation (the “Issuer”), a majority-owned subsidiary of American Software, Inc., a Georgia corporation (“American Software”). The Issuer’s principal executive offices are located at 470 East Paces Ferry Road, N.E., Atlanta, Georgia 30305.

Item 2. Identity and Background

(a) The following persons are filing this Schedule 13D/A as a group as they may be deemed to beneficially own their shares of Common Stock as a group: (i) American Software, Inc., (ii) James C. Edenfield, and (iii) Thomas L. Newberry (the persons mentioned in (i), (ii) and (iii) are referred to herein as the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 470 East Paces Ferry Road, N.E., Atlanta, Georgia 30305.

(c) American Software’s principal business is computer software licensing and services. Mr. Edenfield is Chairman of the Board of Directors of the Issuer and President, Chief Executive Officer and Treasurer of American Software. Dr. Newberry is Chairman of the Board of Directors of American Software.

(d) None of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) American Software is a Georgia corporation. Mr. Edenfield and Dr. Newberry are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

American Software will use cash on hand to finance the contemplated transaction set forth in Item 4 of this Schedule 13D/A.

American Software formed the Issuer as a wholly-owned subsidiary in 1996 and capitalized the Issuer, prior to its initial public offering, by the transfer of certain corporate assets to the Issuer. The approximate value of such assets at the time of such funding was $10,035,000. No portion of such funding was derived from borrowing.

Mr. Edenfield’s and Dr. Newberry’s beneficial ownership of Common Stock is based solely upon ownership of common stock of American Software. They together own or have the option to acquire within 60 days 100% of the outstanding Class B Common Shares of American Software. Under the American Software articles of incorporation, the holders of Class B Common Shares, as a class, have the right to elect a majority of the board of directors of American Software. Accordingly, both Mr. Edenfield and Dr. Newberry may be deemed to share beneficial ownership of the Common Stock of the Issuer held by American Software by virtue of this voting control.

Item 4. Purpose of Transaction

American Software currently owns approximately 88% of the outstanding shares of the Common Stock. American Software intends to purchase the remaining shares of the Common Stock, and, assuming American Software then holds at least 90% of the Common Stock, American Software intends to merge the Issuer into a subsidiary of American Software in a short-form merger. If the contemplated transactions are completed, the Common Stock will be delisted from the NASDAQ Global Market exchange.

Prior to the transaction described above in this Item 4, American Software acquired its Common Stock by capitalizing and starting the business of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of March 19, 2009, each of the Reporting Persons beneficially owns 11,300,000 shares of the Common Stock, which, based on 12,860,145 shares of Common Stock outstanding as of March 5, 2009, is approximately 87.9% of the Common Stock.

(b) American Software has the sole power to vote and to dispose or direct the disposition of 11,300,000 shares of Common Stock. Mr. Edenfield and Dr. Newberry share the power to vote and to dispose or direct the disposition of 11,300,000 shares of Common Stock held by American Software.

American Software holds of record and thereby beneficially owns, within the meaning of Rule 13d-3 under the Act, the forgoing Common Stock. Mr. Edenfield and Dr. Newberry share voting power with respect to all shares of American Software beneficially held by them. Under the articles of incorporation of American Software, the holders of Class B common stock, as a class, have the right to elect a majority of the board of directors of American Software. Mr. Edenfield and Dr. Newberry, as a group, beneficially own 100% of the Class B common stock of American Software. Mr. Edenfield and Dr. Newberry, therefore, may be deemed to have both voting power and dispositive power with respect to, and thus beneficial ownership of, the Common Stock of the Issuer held by American Software.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

American Software and the Issuer have entered into a Stock Option Agreement pursuant to which American Software has the right to maintain at least an 80% ownership position in the Issuer’s Common Stock.

Item 7. Material to Be Filed as Exhibits:

1. Press Release, dated as of March 18, 2009.

2. Joint Filing Agreement dated March 19, 2009, among the Reporting Persons.

3. The Stock Option Agreement between American Software, Inc. and the Issuer, referenced in Item 6, is included as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-33385, and is hereby incorporated herein by this reference thereto.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009

AMERICAN SOFTWARE, INC.

By:	/s/ James C. Edenfield
Name:	James C. Edenfield
Title:	Chief Executive Officer

/s/ James C. Edenfield
James C. Edenfield

/s/ Thomas L. Newberry
Thomas L. Newberry

EXHIBIT 1

FOR IMMEDIATE RELEASE

Financial Information Press Contact:

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

(404) 264-5477

American Software, Inc. Announces Tender Offer

to Purchase Shares of Logility, Inc. at $5.10 per Share

ATLANTA (March 18, 2009) American Software, Inc. (NASDAQ: AMSWA) announced today that it intends to purchase up to all the outstanding common stock of Logility, Inc. (NASDAQ: LGTY) not currently owned by American Software at a price of $5.10 per share net to the seller in cash, without interest. The $5.10 offer price represents a premium of 2% when compared to the March 18, 2009 closing price of $5.00 per share. The tender offer is expected to commence on or about April 10, 2009 and to expire on or about April 30, 2009, unless extended. American Software currently owns approximately 88% of the outstanding common stock of Logility.

American Software has not commenced the tender offer that is referred to in this press release. The description of the tender offer contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Logility. Upon commencement of such tender offer, American Software will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and other documents, including an Offer to Purchase. LOGILITY’S SHAREHOLDERS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE, WWW.SEC.GOV OR MAY REQUEST THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FROM AMERICAN SOFTWARE BY DIRECTING A REQUEST TO: PATRICIA MCMANUS, INVESTOR RELATIONS COORDINATOR, AMERICAN SOFTWARE, INC., 470, E. PACES FERRY ROAD, ATLANTA, GEORGIA, 30305. PHONE: (404) 364-7615, OR FAX: (404) 264-5298.

About American Software

Headquartered in Atlanta, American Software develops, markets and supports one of the industry’s most comprehensive offerings of integrated business applications, including supply chain management, Internet commerce, financial, warehouse management and manufacturing packages. e-Intelliprise™ is an ERP/supply chain management suite, which leverages Internet connectivity and includes multiple manufacturing methodologies. American Software owns approximately 88% of Logility, Inc. (NASDAQ: LGTY), a leading provider of collaborative supply chain solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility is proud to serve such customers as Avery Dennison Corporation, BP (British Petroleum), Hyundai Motor America, Leviton Manufacturing Company, McCain Foods, Pernod-Ricard, Sigma Aldrich and VF Corporation. NGC® (New Generation Computing®), a wholly owned subsidiary of American Software, is a leading provider of PLM, global sourcing and ERP solutions for apparel, fashion, footwear and retail. NGC customers include leading companies such as A|X Armani Exchange, Carter’s, Casual Male Retail Group, Maggy London, Hugo Boss, Dick’s Sporting Goods, Isda & Co., Tristan & America, and Parigi Group. For more information on the Company, contact: American Software, 470 East Paces Ferry Rd., Atlanta, GA 30305; (800) 726-2946 or (404) 261-4381. FAX: (404) 264-5206. INTERNET: www.amsoftware.com or e-mail: ask@amsoftware.com.

About Logility

With more than 1,250 customers worldwide, Logility is a leading provider of collaborative supply chain planning solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility Voyager Solutions feature performance monitoring capabilities in a single Internet-based framework and provide supply chain visibility; demand, inventory and replenishment planning; sales and operations planning; supply and global sourcing optimization; transportation planning and execution; and warehouse management. Demand Solutions provide forecasting, demand planning and point-of-sale analysis for maximizing profits in manufacturing, distribution and retail operations. Logility customers include Arch Chemicals, Avery Dennison Corporation, BP (British Petroleum), Hyundai Motor America, Leviton Manufacturing Company, McCain Foods, Pernod Ricard, Remington Products Company, Sigma Aldrich. and VF Corporation. Logility is a majority-owned subsidiary of American Software (NASDAQ: AMSWA). For more information about Logility, call 1-800-762-5207 or visit http://www.logility.com. American Software currently owns approximately 88% of the outstanding common stock of Logility.

Forward-Looking Statements

Except for historical information contained in this press release, the statements made in this press release constitute forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause American Software to modify, delay, or suspend its tender offer for shares of Logility, including the following: changes in Logility’s stock price, changes in Logility’s operating results, general market conditions, changes in general economic conditions, including economic conditions within the e-commerce markets, new competition, and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed in American Software’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.

e-Intelliprise is a trademark of American Software, Logility is a registered trademark and Logility Voyager Solutions is a trademark of Logility, Demand Solutions is a registered trademark of Demand Management, and NGC is a registered trademark and REDHORSE is a trademark of New Generation Computing. Other products mentioned in this document are registered, trademarked or service marked by their respective owners.

EXHIBIT 2

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13D/A in connection with their beneficial ownership of shares of Logility, Inc. and any subsequent amendments hereto.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 20, 2009.

AMERICAN SOFTWARE, INC.

By:	/s/ James C. Edenfield
Name:	James C. Edenfield
Title:	Chief Executive Officer

/s/ James C. Edenfield
James C. Edenfield

/s/ Thomas L. Newberry
Thomas L. Newberry